Filed by CryoLife, Inc.
Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Medafor, Inc.
Commission File No. 021-39452

ADDITIONAL IMPORTANT INFORMATION

This document is provided for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell shares of Medafor or CryoLife. Subject to future developments, CryoLife may file a registration statement and/or tender offer documents and/or proxy statement with the SEC in connection with the proposed combination. Shareholders should read those filings, and any other filings made by CryoLife with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as CryoLife’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at CryoLife’s website at www.cryolife.com.

On February 19, 2010, CryoLife added a section to the Medafor offer portion of its website titled "Medafor Misstatements," the text of which is reprinted below. This new section of the website is available at www.cryolife.com/medaforoffer.

Medafor Misstatements	The Truth

• Medafor misstatement #1: Sales to CryoLife represent approximately 20% of Medafor's sales and are limited to the cardiac market, only one of many market opportunities available to Medafor. (Source: Second sentence of Paragraph 7, Page 1 of Medafor Letter to Shareholders dated February 10, 2010)

• FACT: CryoLife's contractual rights extend beyond the cardiac field.  CryoLife has the exclusive right to sell the MPH product into cardiac and vascular surgeries in the United States (excluding Department of Defense facilities) and into cardiac, vascular and general surgeries in the rest of the World (except China and Japan) excluding ENT, orthopedic, neurosurgery and topical applications.

• Medafor misstatement #2: While CryoLife widely touts its sales force having what it reports to be $6 million in worldwide Hemostase sales, CryoLife fails to mention that Medafor transferred a significant portion of that business in already established sales. (Second sentence of Paragraph 4, Page 2 of Medafor Letter to Shareholders dated February 10, 2010)

• FACT: A significant portion of CryoLife’s sales were generated from its own efforts, not from a transfer by Medafor of established sales. In fact, while the litigation between CryoLife and Medafor is unrelated to this process, part of CryoLife’s contention in the lawsuit against Medafor is that the company did not transfer sales that they were required to, that were CryoLife’s exclusive right.

• Medafor misstatement #3: Furthermore, we have serious doubts about the outlook of CryoLife’s business and, consequently, its ability to invest in the MPH technology. (First sentence of Paragraph 1, Page 3 of Medafor Letter to Shareholders dated, February 10, 2010)

• FACT: Unlike Medafor, whose auditors expressed a “going concern” opinion in September 2009 with respect to its December 31, 2008 financials, CryoLife has a strong balance sheet, with over $35 million in cash as of February 18, 2010 and a $15 million line of credit, with availability of approximately $14.5 million. Because CryoLife is traded on the New York Stock Exchange and because it is generating profits and cash flow, it has ready access to both equity and debt markets.  Medafor’s statement runs counter to the guidance CryoLife recently provided to its investors and the consensus reached by the medical device financial analysts who cover CryoLife stock.

• Medafor misstatement #4: Not only does CryoLife appear to be under significant earnings pressure, having lost significant value over the years, but we also believe that CryoLife’s underperforming sales force has done an inadequate job of promoting our product in its exclusive territories. (Paragraph 7, Page 2 of Medafor Letter to Shareholders dated, February 10, 2010)

• FACT: CryoLife has grown revenues from $62.4 million at the end of 2004 to approximately $112 million in 2009.  In the fourth quarter of 2009 alone, the company reported record quarterly revenue in Q4 2009 of $28.6 million.  This was CryoLife’s 12th consecutive quarter of profitability.  CryoLife has been able to expand sales in 2009 of HemoStase in spite of Medafor’s continual breaches of the Exclusive Distribution Agreement ("EDA"), including selling into CryoLife’s territory and field, and a refusal of Medafor to comply with the provisions of the EDA related to providing reasonable commercial efforts with regard to regulatory approvals.  Because of those refusals, CryoLife has been UNABLE to, or been delayed in obtaining, regulatory approvals in many countries where it believes sales would have been significant.

• Medafor misstatement #5: Furthermore, CryoLife has NO experience in selling into ENT, Neuro, Orthopedic or general surgery markets . . . (1st sentence of paragraph 6, page 2 of Medafor Letter to Shareholders, dated February 10, 2010)

• FACT: CryoLife has substantial experience selling into general surgery.  CryoLife’s BioGlue is approved for use in most international markets for general surgery, neurosurgery, pulmonary surgery and abdominal surgery and is actively sold for these clinical uses.  CryoLife is marketing BioFoam in general surgery -- liver sealing internationally, and will be conducting trials in the United States in the same area.  Finally, and most importantly, the EDA that Medafor signed with CryoLife gives CryoLife the exclusive right (except in China and Japan) to sell the MPH product in general surgeries outside the United States (excluding ENT, Neuro, orthopedic and topical surgeries).

• Medafor misstatement #6: Furthermore, CryoLife’s unsolicited proposal does not even come close to meeting the revenue potential of the existing EDA, which is valued between $40 million and $50 million.  (1st sentence of paragraph 7, page 1 of Medafor Letter to Shareholders, dated February 10, 2010)

• FACT: In referring to CryoLife’s purchase orders under the EDA as a measure of value, CryoLife believes Medafor is trying to confuse investors by comparing “apples” to “oranges.” These are merely purchase orders that CryoLife would make over the course of the next four and a half years and hence are not an accurate measure of the value of the EDA or the company.  Any true valuation of Medafor would need to reflect multiples of revenue, earnings, and cash flows, and would be offset by the high costs associated with running the business and other factors.  It is also important to note that Medafor has breached its agreement with CryoLife by not fulfilling its obligations under the EDA, severely impacting the value of the agreement to all parties, including Medafor’s shareholders. It is CryoLife’s belief that Medafor’s Hemostatic technology can achieve its highest potential under CryoLife’s stewardship, given CryoLife’s success in biomaterial commercialization and superior financial strength.

• Medafor misstatement #7:  CryoLife . . .  launched baseless litigation after our Board rejected the second unsolicited offer to acquire Medafor for an amount that the Board determined to be grossly inadequate.  (2nd sentence of paragraph 3, page 3 of Medafor Letter to Shareholders, dated February 10, 2010)

• FACT:  Medafor's breaches of the EDA began almost immediately after it was signed. CryoLife attempted over a period of more than 10 months to make Medafor comply with the EDA, to little success.  The persistent breaches of the EDA by Medafor were the basis of CryoLife’s litigation.  Litigation was resorted to by CryoLife to protect itself and its shareholders only after all other efforts to resolve the matter constructively proved fruitless.  These efforts included discussions with Medafor’s management and attempts to enter into negotiations with the Medafor Board about a combination of the two companies as a mechanism to resolve the companies’ outstanding issues and avoid the cost and distraction of litigation.

• Medafor misstatement #8: CryoLife Needs Medafor Far More than Medafor Needs CryoLife (2nd heading, page 2 of Medafor Letter to Shareholders, dated February 10, 2010)
• FACT: CryoLife is a leading medical technology company that has enjoyed great success over its 26-year history.  Its product portfolio includes key service and product offerings for cardiac and vascular surgery, as well as for general and pulmonary surgery.  In addition, CryoLife’s strong balance sheet, with over $35 million in cash as of February 18, 2010, and access to an additional $15 million in credit, allows it to make significant investments in the marketing and further development of our products.  Medafor, on the other hand, has received a “going concern” opinion from its auditors with respect to its December 31, 2008 financials and Medafor’s capital constraints prevent it from conducting significant research and development and investing in its sales force and distribution network in a meaningful way.